Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Spirit of Texas Bancshares, Inc.

Commission File Number: 001-38484

Jena Compton Video Script

SUPER:	Intro to Simmons Bank Jena Compton

EVP, Chief People and Corporate Strategy Officer

Jena:	Hi, I’m Jena Compton, chief people and corporate strategy officer here at Simmons Bank. We believe Simmons has much to offer to associates, customers and shareholders, and today, I’m going to begin sharing some of those details with you.

Jena:	One of the first things you'll learn about Simmons Bank is the way we pride ourselves on being a Great Place to Work. We believe it’s a key to our success, and we spend a lot of time doing the things to make sure its continuing and thriving at Simmons.

Jena:	As our company has expanded rapidly over the last eight years, we've relied on five shared values – or Culture Cornerstones – to set a common vision for our growing team. Those values are Better Together, Integrity, Passion, High Performance and Pursue Growth.

Jena:	We realize that you’ll have a lot of questions for us, and we hope to answer those over the coming weeks. There are a few things I can address today because I am certain they will be of interest:

•	First and foremost, I know that you want to know what your individual future with Simmons looks like. Of course, that’s person by person and will take a little time to determine. We want to get to know you and your skillset, so we can make the best determination on how you fit in at Simmons.

•	Another important topic for most associates is benefits. At Simmons, we have a wide array of benefits including life, dental, vision and three choices for medical insurance. Two high deductible health care plans and a PPO. With three plans, you’ll have a choice in balancing costs and benefits. We’ll provide education on high deductible health care plans prior to closing for those of you who may not be familiar with them.

•	For 401k, Simmons Bank matches your contributions dollar for dollar up to the first three percent of eligible plan compensation, and 50 percent on the dollar for the next two percent of eligible plan compensation – that’s a total company match of four percent if you contribute 5 percent. Matching contributions are fully vested upon receipt.

•	We also have another great benefit in the Company stock purchase program that permits a 15% discount on the purchase of Simmons First National Corporation stock for most associates. The even greater potential benefit of this program is that the discount is taken from the lower of the purchase price on the first or last trading day of the year, so some years the discount is much more than 15% below the current trading price.

•	Another benefit that I know you’ll be interested in is PTO. We believe associates should have the opportunity to enjoy time away from work to help balance the demands of their personal lives. PTO promotes a flexible approach to time off and combines vacation, personal days, personal or family illness, or any other paid absence plan into one category. Days available per year are based on years of service and that table will be available to you in the associate handbook.

•	We’ll share an Information Page with you soon, where you’ll be able to review the full benefits package and the handbook among other topics.

Thank you all. We look forward to getting to know you and sharing more information with you in the coming weeks.

SUPER:      Thank You

Forward-Looking Statements

Certain statements contained in this communication may not be based on historical facts and should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “estimate,” “expect,” “foresee,” “intend,” “indicate,” “target,” “plan,” positions,” “prospects,” “project,” “predict,” or “potential,” by future conditional verbs such as “could,” “may,” “might,” “should,” “will,” or “would,” or by variations of such words or by similar expressions. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) and Spirit of Texas Bancshares, Inc. (“Spirit”) expect the proposed merger transaction between the Company and Spirit (“Proposed Transaction”) to have on the combined entities’ operations, financial condition and financial results, and the Company’s and Spirit’s expectations about their ability to obtain regulatory approvals and Spirit’s shareholder approval, their ability to successfully integrate the combined businesses and the amount of cost savings and other benefits the Company and Spirit expect to realize as a result of the Proposed Transaction. The forward-looking statements may also include, without limitation, those relating to the Company’s and Spirit’s predictions or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management's outlook or expectations for future growth, revenue, expenses, assets, capital levels, liquidity levels, asset quality, profitability, earnings, accretion, customer service, investment in digital channels, or other future financial or business performance, strategies or expectations, the impacts of the COVID-19 pandemic and the ability of the Company and Spirit to manage the impacts of the COVID-19 pandemic, capital resources, market risk, plans for investments in securities, effect of future litigation, acquisition strategy, legal and regulatory limitations and compliance and competition.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, without limitation: changes in the Company’s and Spirit’s operating, acquisition, or expansion strategy; the effects of future economic conditions (including unemployment levels and slowdowns in economic growth), governmental monetary and fiscal policies, as well as legislative and regulatory changes, including in response to the COVID-19 pandemic; changes in interest rates; possible adverse rulings, judgements, settlements, and other outcomes of pending or future litigation; the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transaction; delay in closing the Proposed Transaction; difficulties and delays in integrating the Spirit business or fully realizing cost savings and other benefits of the Proposed Transaction; changes in the Company’s share price before closing; the outcome of any legal proceedings that may be instituted against the Company or Spirit as a result of the Proposed Transaction or otherwise; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the Agreement; business disruption following the Proposed Transaction; the reaction to the Proposed Transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on the Company, Spirit and the Proposed Transaction; and other relevant risk factors, which may be detailed from time to time in the Company’s and Spirit’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). Many of these factors are beyond the Company’s and Spirit’s ability to predict or control, and actual results could differ materially from those in the forward-looking statements due to these factors and others. In addition, as a result of these and other factors, the Company’s and Spirit’s past financial performance should not be relied upon as an indication of future performance.

The Company and Spirit believe the assumptions and expectations that underlie or are reflected in any forward-looking statements, expressed or implied, in this communication are reasonable, based on information available to the Company and Spirit on the date of this communication. However, given the described uncertainties and risks, the Company and Spirit cannot guarantee its future performance or results of operations or whether the Company’s and Spirit’s future performance will differ materially from the performance reflected in or implied by its forward-looking statements, and you should not place undue reliance on these forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and neither the Company nor Spirit undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Company common stock that will be issued to Spirit shareholders in the Proposed Transaction. The Registration Statement will include a proxy statement of Spirit and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company and/or Spirit may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Spirit. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY AND/OR SPIRIT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company and Spirit, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company or Spirit. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations” or from Spirit at www.sotb.com under the “Investor Relations” link. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to the Company at Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000; or by directing a request to Spirit at Spirit of Texas Bancshares, Inc., 1836 Spirit of Texas Way, Conroe, Texas 77301, Attention: Corporate Secretary, Email: jgoleman@sotb.com, Telephone: (936) 521-1836.

Participants in the Solicitation

The Company, Spirit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Spirit in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information about Spirit’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 9, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.